VF 3-6-03

03011179

A Att 3/3/2003

RECEIVED FEB 28 2003 187

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Institutional Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 OAK LAWN
(No. and Street)

DALLAS (City) TEXAS (State) 75219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRY HILL 214-520-1115
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LANE GORMAN TRUBITT, L.L.P.
(Name – *if individual, state last, first, middle name*)

2626 HOWELL STREET, THE SEVENTH FLOOR (Address) DALLAS (City) TX (State) 75204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Terry L. Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INSTITUTIONAL SECURITIES CORPORATION, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

ANDREYA S. WEADON
Notary Public, State of Texas
My Commission Expires 6-22-04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Certified Public Accountants on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INSTITUTIONAL SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2002

INSTITUTIONAL SECURITIES CORPORATION

CONTENTS

LANE
CERTIFIED PUBLIC
GORMAN
ACCOUNTANTS
TRUBITT
AND CONSULTANTS
L.L.P.

Report of Independent Certified Public Accountants

Board of Directors and Stockholder
Institutional Securities Corporation

We have audited the accompanying statement of financial condition of Institutional Securities Corporation as of December 31, 2002 and the related statements of earnings, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with accounting standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Institutional Securities Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lane Gorman Trubitt, L.L.P.

Dallas, Texas
January 17, 2003

2626 Howell
The Seventh Floor
Dallas, Texas 75204
214.871.7500
Fax 214.871.0011
Toll Free 877.231.7500
www.lgt-cpa.com

Institutional Securities Corporation
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$	238,273
Certificate of deposit		15,046
Advisory fee receivable		38,119
Commissions receivable		75,023
Accounts receivable - other		15,000
Prepaid expense		19,660
Investment in nonmarketable equity securities		28,300
Deposits		10,899
Total assets	$	440,320

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Commissions payable	$	95,200
Income tax payable		48,172
Deferred income tax		8,829
Total liabilities		152,201
STOCKHOLDER'S EQUITY		
Common stock - authorized, issued and outstanding, 10,000 shares of $.10 par value		1,000
Additional paid-in capital		30,658
Retained earnings		256,461
Total stockholder's equity		288,119
Total liabilities and stockholder's equity	$	440,320

The accompanying notes are an integral part of this statement.

Institutional Securities Corporation
STATEMENT OF EARNINGS
Year Ended December 31, 2002

REVENUES		
Commissions	$	2,078,208
Advisory fees		674,728
Interest and dividends		11,724
Total revenues		2,764,660
EXPENSES		
Commissions		1,946,963
Regulatory fees and expenses		15,355
Other operating expenses		771,766
Total expenses		2,734,084
Earnings before income tax		30,576
Income tax		
Current tax expense		(31,942)
Deferred tax benefit		23,016
		(8,926)
NET EARNINGS	$	21,650

The accompanying notes are an integral part of this statement.

Institutional Securities Corporation
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2002

	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2001	10,000	$ 1,000	$ 30,658	$ 234,811	$ 266,469
Net earnings	-	-	-	21,650	21,650
Balance at December 31, 2002	10,000	$ 1,000	$ 30,658	$ 256,461	$ 288,119

The accompanying notes are an integral part of this statement.

Institutional Securities Corporation
STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

Cash flows from operating activities		
Net earnings	$	21,650
Adjustments to reconcile net earnings to net cash provided by operating activities		
Deferred income tax		(23,016)
Changes in assets and liabilities, net		
Advisory fee receivable		150,930
Commissions receivable		(7,197)
Accounts receivable - other		(11,893)
Prepaid expense		(1,965)
Deposits		(101)
Commissions payable		(34,288)
Income tax payable		31,942
Net cash provided by operating activities		126,062
Cash flow from investing activities		
Reinvest earnings of certificate of deposit		(646)
Net cash used in investing activities		(646)
Net increase in cash		125,416
Cash at beginning of year		112,857
Cash at end of year	$	238,273
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of this statement.

Institutional Securities Corporation
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2002

Subordinated liabilities at December 31, 2001	$ -
Increases	-
Decreases	-
Subordinated liabilities at December 31, 2002	$ -

The accompanying notes are an integral part of this statement.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is engaged in the securities broker-dealer industry serving customers primarily in Texas. The Company clears equity securities trades through a correspondent broker-dealer. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

Basis of Presentation

The Company is a member of an affiliated group of entities under the common control of ISC Group, Inc. The financial statements of the Company are reported on a separate company basis.

Revenue Recognition

Revenues and expenses are recognized as earned or incurred, using the accrual method of accounting.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash balances at a financial institution located in Dallas, Texas, which at times may exceed insured limits. Cash in excess of operating requirements is invested in an income producing money market mutual fund, which is not insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Certificate of Deposit

The Company has a certificate of deposit with a financial institution with an original maturity of twenty four months. This investment is stated at cost, as it is the intent of the Company to hold this security until maturity.

Receivables

The Company considers commission receivable and accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Commission Income

Commissions for customer's transactions are recorded on a trade date basis.

Use of Estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

1. FEDERAL INCOME TAX

The Company is wholly owned by ISC Group, Inc. and is included in its consolidated Federal income tax return. Income taxes are provided based on the policy of the parent corporation charging or crediting the Company for the amount of income tax expense or benefit resulting from the inclusion of the Company's results of operations in the consolidated federal income tax return.

Deferred income taxes result from the use of the cash method of accounting for income tax purposes which gives rise to temporary differences between financial statement and tax return recognition of receivables and payables.

The deferred tax liability in the accompanying balance sheet include the following components:

Deferred tax assets - current	$	23,206
Deferred tax liabilities - current		(32,035)
Net deferred tax liability	$	(8,829)

2. RELATED PARTY TRANSACTIONS

The Company shares office facilities with an affiliate. During the year ended December 31, 2002, the affiliate performed certain administrative and accounting services for the Company. Administrative overhead of $601,306 was charged to the Company for these services and the office facilities during the year ended December 31, 2002.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $232,959 which was $223,410 in excess of its required net capital of $9,549. The Company's aggregate indebtedness to net capital ratio was .62 to 1.

SCHEDULE 1

Institutional Securities Corporation
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

COMPUTATION OF NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	288,119
Less stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		288,119
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		288,119
Deductions and/or charges		
Non-allowable assets		54,649
Aged fails-to-deliver		-
Aged short security differences		-
Secured demand note deficiency		-
Commodity futures contracts and spot commodities - proprietary capital charges		-
Other deductions and/or charges		-
Total deductions and/or charges		54,649
Haircuts on securities		
Contractual securities commitments		-
Deficit in security collateralizing secured demand notes		-
Trading and investment securities		511
Undue concentrations		-
Other		-
Total haircuts on securities		511
NET CAPITAL	$	232,959
AGGREGATE INDEBTEDNESS		
Items included on statement of financial condition		
Accounts payable	$	-
Commissions payable		95,200
Income tax payable		48,172
Items not included in statement of financial condition		-
		143,372
Less adjustment based on special reverse bank accounts		-
TOTAL AGGREGATE INDEBTEDNESS	$	143,372
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	9,549
Minimum dollar net capital required	$	5,000
Net capital required (greater of above two minimum requirement amounts)	$	9,549
Net capital in excess of required minimum	$	223,410
Excess net capital at 1000%	$	218,622
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.62
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$	234,467
Net audit adjustments		(1,508)
Net capital per above	$	232,959
LIST OF NON-ALLOWABLE ASSETS		
Advisory fees - net	$	6,689
Prepaid expense		19,660
Investment in nonmarketabe equity securities		28,300
Total non-allowable assets	$	54,649

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

SCHEDULE II

Institutional Securities Corporation
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

The Company handled no customer securities during the year ended December 31, 2002 and therefore has no reserve computation.

SCHEDULE III

Institutional Securities Corporation
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Institutional Securities Corporation is exempt under Rule Section 15c3-3(k)(2)(ii)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

LANE
CERTIFIED PUBLIC
GORMAN
ACCOUNTANTS
TRUBITT
AND CONSULTANTS
L.L.P.

Report of Independent Certified Public Accountants on Internal Control

Board of Directors
Institutional Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Institutional Securities Corporation (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2626 Howell
The Seventh Floor
Dallas, Texas 75204
214.871.7500
Fax 214.871.0011
Toll Free 877.231.7500
www.lgt-cpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lane Gorman Trubitt, L.L.P.

Dallas, Texas
January 17, 2003